

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

October 7, 2008

Via Facsimile 212-450-3950 and U.S. Mail

Nicholas A. Kronfeld
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Re: Compaňía de Telecomunicaciones de Chile S.A.
Schedule 14D-9 filed on September 30, 2008
SEC File No. 5-55463

Dear Mr. Kronfeld:

We have reviewed the filing listed above and have the following comments. All defined terms have the same meaning as in the filing and the exhibits thereto, unless otherwise indicated.

Schedule 14D-9 – Item 4. The Recommendation or Solicitation

1. Pursuant to Rule 14e-2(a)(2) of Regulation 14E, a company that is the target of a tender offer is permitted to remain neutral with respect to the offer. However, we believe it is inconsistent for the Company and its Board to remain neutral toward this Offer when each individual member of the Company Board appears to be recommending it. We note your representation that Chilean law does not require the Company or its Board to make a recommendation with respect to the Offer; however, neither does Chilean law prohibit the Company and its Board from taking such a position. Therefore, please revise the disclosure here to be consistent with the positions of the individual Board members. See our next comment below with respect to the specifics of the position taken by the individual Board members.

2. Each individual director of the Company states that the Bid "might be in the interests of shareholders." It is not clear that such a position satisfies the obligation to enumerate one of the three positions with respect to a tender offer permitted by Rule 14e-2(a). Please revise.

3. As you know, if the Company recommends the Offer, it generally must be included as a filer on Schedule 13E-3 even where a tender offer is not made

pursuant to an agreement between the bidder and the target company. See Q&A 2 in Section I.K. to the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). If the individual directors recommend the Offer rather than the Company or its Board, the same rationale would extend to including the directors individually as filers on the Schedule 13E-3. As you are aware, each filer on a Schedule 13E-3 must individually satisfy the disclosure, dissemination and filing requirements of the Schedule and Rule 13e-3. Please advise.

4. In your response letter, please advise whether the letters from each individual Board member attached to this filing were mailed to Company security holders with the Schedule 14D-9. It is not apparent that they were from the disclosure in the Schedule 14D-9. This is problematic because the reasons for each Board member's position are articulated only in the letters, and not in the filing. As you know, any position expressed with respect to the Offer must include a discussion of the reasons for such position. See Rule 14e-2.

Closing Comments

Please revise your filings to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We may have additional comments after reviewing your amendment. If you would like to discuss these comments or other matters concerning your tender offer materials, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions